FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the Plan) notified the Company and the under-mentioned persons on 2 July 2013 of an increase in their notional interests in Ordinary Shares and American Depositary Shares (ADSs). In respect of the 2011 and 2012 Plan awards, this reflects a reconciliation of notional dividends following a change in Plan administration such that the originally intended number of notional dividends will accrue over the course of the relevant vesting period. The notional dividends were re-invested on 28 June 2013 at an average price of 1404.56 pence per Ordinary Share and $44.5889 per ADS in respect of 2011 Plan awards and at an average price of 1448.10 pence per Ordinary Share and $45.9620 per ADS in respect of 2012 Plan awards.

Sir Andrew Witty	Acquisition of 1,516 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 1,516 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr S Dingemans	Acquisition of 568 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 568 Ordinary Shares under the matching element of the Plan (Company contribution).

Dr M M Slaoui	Acquisition of 695 ADSs under the personal contribution element of the Plan.

Acquisition of 695 ADSs under the matching element of the Plan (Company contribution).

Mr S M Bicknell	Acquisition of 312 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 312 Ordinary Shares under the matching element of the Plan (Company contribution).

Mrs D P Connelly	Acquisition of 172 ADSs under the personal contribution element of the Plan.

Acquisition of 172 ADSs under the matching element of the Plan (Company contribution).

Mr W C Louv	Acquisition of 94 ADSs under the personal contribution element of the Plan.

Acquisition of 94 ADSs under the matching element of the Plan (Company contribution).

Mr D S Redfern	Acquisition of 374 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 374 Ordinary Shares under the matching element of the Plan (Company contribution).

Ms C Thomas	Acquisition of 326 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 326 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr D E Troy	Acquisition of 356 ADSs under the personal contribution element of the Plan.

Acquisition of 356 ADSs under the matching element of the Plan (Company contribution).

Dr P J T Vallance	Acquisition of 675 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 675 Ordinary Shares under the matching element of the Plan (Company contribution).

Ms E Walmsley	Acquisition of 206 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 206 Ordinary Shares under the matching element of the Plan (Company contribution).

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

3 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 03,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc